Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3), filed on March 11, 2020, and related Prospectus of Novavax, Inc. for the registration of its common stock, preferred stock, warrants and units and to the incorporation by reference therein of our reports dated March 11, 2020, with respect to the consolidated financial statements of Novavax, Inc. and the effectiveness of internal control over financial reporting of Novavax, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Tysons, Virginia

March 11, 2020